Exhibit 77O

ROYCE CAPITAL FUND
Trade Date	Company Name	Ticker	Broker	Members of Selling Syndicate	Price	Total Shares Purchased	Compliance with Rule 10f-3
01/29/03	Erie Indemnity Co.	ERIE	Goldman Sachs	Goldman, Sachs; Credit Suisse First Boston; Advest; Cochran, Caronia & Co.; Legg Mason Wood Walker	$ 34.50	1,700	Yes
08/11/03	Direct General	DRCT	Keefe Bruyette	Keefe, Bruyette & Woods; Morgan Keegan; US Bancorp Piper Jaffray; SunTrust Capital Markets; Legg Mason Wood Walker; Raymond James; Advest; Avondale Partners; Ferris, Baker Watts; Putnam, Lovell NBF Securities; Wunderlich Securities	$ 21.00	300	Yes
08/14/03	Marten Transport	MRTN	Stephens, Inc.	Stephens; BB&T Capital Markets; Legg Mason Wood Walker; Morgan Keegan	$ 20.50	20,100	Yes
11/14/03	Lecg Corp.	XPRT	UBS	UBS Securities; Lehman Brothers; Adams, Harknesss & Hill; Legg Mason Wood Walker	$ 17.00	400	Yes
11/14/03	Lecg Corp.	XPRT	Lehman Bros	UBS Securities; Lehman Brothers; Adams, Harknesss & Hill; Legg Mason Wood Walker	$ 17.00	400	Yes